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                                                                 Exhibit No. 4.4



                                     SUMMARY
                                       OF
                       ECHOSTAR COMMUNICATIONS CORPORATION
                             2000 LAUNCH BONUS PLAN


         In recognition of the dedication and hard work of employees of EchoStar Communications Corporation (the "Corporation") and its subsidiaries in anticipation of the launch of EchoStar VI, the Board of Directors of the Corporation shall award ten (10) shares of the Corporation's Class A Common Stock, $0.01 par value per share to each eligible employee. Eligible employees include full-time employees of the Corporation or one of its subsidiaries, with a hire date on or before April 1, 2000 and part-time employees of the Corporation or one of its subsidiaries with a hire date on or before April 1, 2000 who had worked at least 500 hours in the past six (6) months and for at least 1,000 hours from April 1, 2000 to March 31, 2001. All eligible employees must have also been continuously employed with the Corporation or one of its subsidiaries from April 1, 2000 through March 31, 2001 and be in good standing as of March 31, 2001. The award is a special one-time grant. Issuance of the shares will be contingent on the successful launch and operation of EchoStar VI and will also be contingent on there being no insurance claims and no losses prior to the stock grant date related to EchoStar VI including in-orbit performance.